October 20, 2014

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Todd K. Schiffman, Esq.
Erin Purnell, Esq.
Kathryn McHale, Esq.

Re:	LendingClub Corporation
Registration Statement on Form S-1
Filed on August 27, 2014
File No. 333-198393
Form 10-K/A for the Year Ended December 31, 2013
Filed August 20, 2014
File No. 000-54752

Ladies and Gentlemen:

On behalf of LendingClub Corporation (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-198393) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2014 (the “Registration Statement”) and Amendment No. 2 (the “Form 10-K Amendment”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 000-54752) originally filed by the Company with the Commission on August 20, 2014. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 23, 2014. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment, which is marked to show changes from the Registration Statement as initially filed, and the Form 10-K Amendment in paper format. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Registration Statement on Form S-1

Table of Contents, page i

1.	Please move the language pertaining to the dealer delivery obligation to the outside back cover page. See Item 502(b) of Regulation S-K.

The Company has deleted the language pertaining to the dealer delivery obligation as permitted under Item 502(b) and Rule 174(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Company was subject to the reporting requirements of Section 15(d) of the Securities Exchange of 1934, as amended, immediately prior to the time of the filing of the Registration Statement.

LendingClub Corporation

2.	For the following comments, where applicable, please make conforming changes to your Business section.

Where applicable, conforming changes have been made to the “Business” section of the Registration Statement.

Overview, page 1

3.	Please clarify that a vast majority of your investors are large institutional investors and accredited investors who do not purchase notes through your platform.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 69 and 86.

4.	We note your disclosure here and on page 89 that investors may invest in small business loans through your platform. Please reconcile this disclosure with the information provided in your response letter to the staff dated August 20, 2014. In that letter, you stated that small business loans are only available through private transactions with a selected group of accredited investors, are not available to the public, and are not presented on your platform.

We advise the Staff on behalf of the Company that the Company facilitates loans through standard and custom programs, as has been the case since July 2013. Standard program loans can be invested in through the Company’s public offering of notes or through private transactions in certificates or whole loan purchases by qualified investors. Custom program loans are invested in through private transactions with qualified investors, are not available on the Company’s public website and cannot be invested in through notes. Small business loans are only offered through the custom program. The Company has revised its disclosure on pages 2, 85, 86 and 92 to clarify that small business loans and other custom program loans are only available through private transactions and are not made available through the Company’s public website.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

5.	You state that your platform provides “equal access to loans offered to all investors through [your] marketplace.” Please reconcile this disclosure with your response letter to the staff dated July 23, 2014 where you state that “loans are randomly allocated between the Company’s whole loan platform and fractional platform in proportion to investor demand (based on available cash for investment). Any loan that remains on the whole loan platform for more than 12 hours is then moved to the fractional platform.” Given the disparity between institutional investor demand and retail demand, it would seem that a majority of loans are offered to institutional investors before retail investors.

We advise the Staff that the Company has revised the statement to reference standard program loans only. As such, the Company believes the statement regarding equal access to standard program loans is accurate. As the noted by the Staff, standard program loans are randomly allocated between investors wishing to invest in a portion, or fraction, of a standard loan (in $25 increments) and those wishing to invest an amount equal to the full, or whole, value of a loan. This allocation methodology was instituted because it more efficiently meets demand of standard loan investors with different investment needs. For the quarter ended June 30, 2014, this allocation was 50:50 between fractional and whole loan investors and, therefore, did not favor whole loan investors over others. Moreover, the Company’s marketplace allows any investor in standard loans to have an account enabling such investor to participate in, and have access to, both fractional and whole standard loans. Based upon the current and historical allocations and the fact that investors, at no cost, may have an account to participate in both fractional and whole loans, the Company respectfully submits that the statement, as modified, is accurate.

6.	Revise your disclosure in this section to discuss the Custom Program Loans and the Standard Program Loans. Include a breakdown of the percentages and dollar values of loans that investors have invested in. With respect to the Standard Program Loans, disclose the amount of notes sold versus whole loans, certificates and limited partnership interests issued. Please make applicable changes throughout the registration statement, including to the chart on page 46.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 49, 69 and 86. The Company also provided the outstanding principal balances of the notes, certificates and whole loans in the table set forth on page 55.

7.	Revise to further explain your “complementary” and “ecosystem partners.” Explain why you consider these partners complementary, whether such partners are purchasing and/or selling notes, and what types of products and tools they are using through the platform.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 86.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Industry Background and Trends, page 2

8.	The statements included in the bullets reflect the company’s opinion as opposed to fact. In particular, many banks are likely to argue that the second bullet is untrue, and institutional investors may not agree that they have been unable to customize their investment portfolios prior to the existence of your platform. Revise each bullet to make clear that these statements reflect your subjective opinion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 87 and 88.

Our Solution

9.	We note that you include “transparency” as a benefit to borrowers and to investors. However, you do not disclose the rules used in the “rules-based engine for credit decisioning.” In addition, for investors, we note that much of the information that is included in the borrower’s platform “at a granular level” is unverified. We also note that the investors’ loan universe is limited since significant numbers of loans are offered on the whole loan platform first. Finally, we note that the historical data does not reflect the historical performance of the Notes, but rather the performance of the borrowers across several different securities. Please remove these bullets or revise to reflect a more narrow benefit.

Borrowers Benefit

We advise the Staff on behalf of the Company that it believes the benefit set forth in the first sentence of the “Transparency and Fairness” bullet is sufficiently narrow. As to the second benefit, the Company has revised the disclosure on pages 4 and 88 to more narrowly describe the benefit of rules-based credit decisioning versus human-based application review.

Investor Benefit

The Company has revised the disclosure on pages 4 and 89 to more narrowly describe the benefit created from the transparency of the credit report and borrower-reported information made available to investors prior to their potential investment in each underlying loan. This loan-level information is distinctly different than that provided by asset backed securities, which generally provide limited information on an aggregate or pool level. Lastly, regarding the Staff’s statement that “historical data does not reflect the historical performance of the Notes, but rather the performance of the borrowers across several different securities,” the file referenced by the Staff shows the status (current, late X days, last payment made, etc.) for each loan that was approved and invested in thorough the marketplace. As previously discussed with the Staff, the performance of any underlying loan is related to the efficiency of the Company’s credit-decisioning model and not any specific investment mechanism (i.e., whether a loan is invested in by means of a note, certificate or whole loan purchase). The Company believes that all loans that underlie a security in the same program—such as all loans that underlie notes, certificates or

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

whole loan purchases in the standard program—are fungible on a sub-grade basis and, as such, it is the performance of the underlying loan itself, and not the investment mechanism, that is relevant. For example, for the 2013 vintage of standard program loans invested in through the marketplace, which is the first year with meaningful, widespread institutional investment, note investors had a net annualized return of 10.92% while institutional investors purchasing certificates or whole loans had a net annualized return of 10.93%, each as of April 30, 2014. As such, the Company believes that the provision of historical data set forth in the downloadable file is a benefit relevant to any investor, regardless of investment mechanism, as it provides a loan-by-loan level of information to further assist investor analysis.

Benefits to Investors, page 3

10.	Please address the first bullet in this section in light of comment 4 above regarding the ability of investors to participate in small business loans.

As noted in the response to Comment 4, the Company has clarified that small business loans are only part of the Company’s custom loan program. The Company has also revised the disclosure on pages 2, 85, 86 and 92 to clarify that personal loans and small business loans together do not comprise an asset class. Because the term “investors” as used in the Registration Statement refers to investors in the Company’s standard program loans and investors in its custom program loans, the Company believes that the statement as worded, in light of the changes made in response to Comment 4, is now clear.

Competitive Strengths, page 4

11.	We note that many of your competitive strengths and strategies for growth are also linked to risk factors; please balance the disclosure in these sections.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 90 and 91.

12.	You state you have made “over $5 billion in loan originations through [your] platform.” Because your platform appears to offer Notes (rather than Certificates or whole loans), please clarify your disclosure throughout the prospectus to define your platform and distinguish it from your website offering Notes to retail investors.

We advise the Staff on behalf of the Company that the Company’s “platform” refers to the technology and systems that underlie its marketplace. The Company’s “marketplace” refers to the place where borrowers and investors can engage in transactions in a standard or custom loan program. The Company has revised its disclosure on pages 2, 85 and 86 to clarify these definitions.

13.	Please define “network effects” in the second bullet.

In response to the Staff’s comment, the Company has revised its disclosure on page 5.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

14.	In the last bullet, you state you do not “use [your] own capital to invest in loans facilitated on our platform;” whereas on page 52, you disclose the outstanding principal balance of loans financed by Lending Club. Please reconcile this disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5, 50, 86 and 90.

Our Strategy for Growth, page 5

15.	In the third bullet, you reference loans that are above borrower profiles listed on your platform; please elaborate on these borrowers who are not currently able to participate on the platform. Similarly, with regard to borrowers who are below current borrower profiles, please address the increased risk these borrowers will pose and how you intend to address the lack of historical data in your risk modeling.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 91.

Risk Factors

16.	Please revise the third sentence in the introduction to this section to clarify that you have discussed all known material risks.

In response to the Staff’s comment, the Company has revised its disclosure on page 13.

If we are unable to maintain or increase loan originations…, page 12

17.	Please break this risk factor into multiple risks. For example, we note you address the need attract new borrowers and investors; the risks associated with a concentration of investors; and the macro-economic environment.

In response to the Staff’s comment, the Company has broken this risk factor into separate risk factors to address the need to attract new borrowers and the risks associated with concentration of investors. The Company has also added the disclosure related to macro-economic environment risks to the applicable risk factor beginning on page 19.

18.	In addition, with regard to the platform’s ability to attract new investors and borrowers, please disclose the annual growth of unique investors and borrowers over the last few years.

In response to the Staff’s comment, the Company has revised its disclosure on page 14.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Successful strategic relationships with ecosystem partners are important for our future success, page 16

19.	We note your disclosure that you intend to enter into strategic relationships with community banks and other financial partners to facilitate co-branded loan offerings to their customers through your platform. Please explain the current status or progress of any such relationships. Describe whether the banks and partners would be listed as co-issuers of the notes, and explain what information investors will receive with respect to the banks and partners such as audited financial statements.

We advise the Staff on behalf of the Company that the Company does not have any near term plans to enter into agreements with community banks and other partners. The Company also has no current plans for such banks to issue or co-issue notes. Instead, the Company would look to such banks to offer personal loans more cost-effectively to their borrower customers, and these loans would be funded through the bank’s own capital while leveraging the Company’s technology platform.

Because we may have issued stock options and underlying shares of common stock in violation of federal and state securities laws…, page 31

20.	We note your disclosure that you may have been required to register the grants of equity awards to employees on Form S-8. Please tell us how many shares were issued without registration, the value of such shares, and to whom they were issued. Please provide your analysis as to why you believe that the issuances are consistent with applicable securities laws.

We advise the Staff on behalf of the Company that the Company issued 18,577,758 shares of its Common Stock to 109 of the Company’s employees, directors and consultants upon exercise of stock options granted under the Company’s 2007 Stock Incentive Plan (the “Incentive Plan”) between October 10, 2008 (the effective date of the Company’s registration statement on Form S-1 for its member dependent notes) and July 17, 2014 (the filing date of the Company’s registration statement on Form S-8).

As disclosed on page 32, in connection with qualifying issuances of its shares under the Incentive Plan in the State of California, the Company was recently required by the California Department of Business Oversight to undertake a rescission offer in accordance with applicable California securities laws to grantees of options to purchase shares of common stock and to stockholders who acquired their shares of common stock upon exercise of stock options. Once the Company finalizes the application for the rescission offer with the California Department of Business Oversight, the Company intends to file an additional registration statement on Form S-1 with respect to the rescission offer.

We have not reviewed our compliance with foreign laws regarding the participation of non-U.S. residents on our platform, page 31

21.	Please expand this risk factor to address the potential financial impact of such fines to your business and the impact this may have on your plans to enter the global marketplace.

In response to the Staff’s comment, the Company has revised its disclosure on page 33.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Use of Proceeds, page 38

22.	Please provide more specific and quantified information regarding your intended use of the offering proceeds. In this regard, we note disclosure throughout your prospectus regarding your growth strategies, strategic relationships, and new loan product development.

We advise the Staff on behalf of the Company that the Company currently does not have specific plans for use of the proceeds from the offering, as it had cash and cash equivalents of approximately $69 million as of June 30, 2014 and generated revenue of $81 million in the quarter ended June 30, 2014 and cash flow from operations of $22 million for the six months ended June 30, 2014. As a result, the Company has not allocated any material portion of the net proceeds for any specific purpose given its cash position and the amount of cash generated currently by its business. We also advise the Staff on behalf of the Company that the Company’s efforts to grow and develop its business are ongoing in the regular course of business and would occur regardless of the timing or size of the initial public offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

23.	We note your discussion on page 47 regarding the ability of investors to invest in loans that are offered through your platform in various ways. Please revise this to clarify the particular investors that can participate in the various channels.

In response to the Staff’s comment, the Company has revised its disclosure on page 50.

24.	Additionally, please elaborate to more clearly describe each of the investment channels, including the management of each. For example, in your response letter dated August 20, 2014, you state that you have a “dedicated institutional investor group of professionals who source, solicit, close and maintain relationships with private investors.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 51.

25.	We note that investors can purchase whole loans off your platform pursuant to purchase agreements. Please disclose the material terms of such agreements, including whether you service the loans, whether these investors hold the actual note of the borrower with access to their identity, and hold rights to collect in case of default.

In response to the Staff’s comment, the Company has revised its disclosure on page 51.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Business

Investors, page 90

26.	We note your disclosure on page 13 that “a relatively small number of investors account for a large dollar amount of investment in loans funded through [your] platform.” Pursuant to Item 101(c)(1)(vii) of Regulation S-K, please disclose any relationship which, if lost, would have a material adverse effect.

The Company informs the Staff that it does not believe that any investor relationship currently exists that if lost would have a material adverse effect on the Company’s business or would otherwise require disclosure pursuant to Item 101(c)(1)(vii). The Company believes that its investor base is sufficiently diversified and there is sufficient investor interest, both existing and potential, that would allow for prompt mitigation if any particular investor would cease investing.

Legal Proceedings, page 100

27.	Revise the discussion in the first paragraph to describe the consultant’s claim. In addition, include a placeholder to state the value of the offered common stock and cash consideration if the common stock were priced at the midpoint of this offering.

We advise the Staff on behalf of the Company that the Company has settled the matter for an amount that was not material and, therefore, has removed this disclosure.

Platform Mechanics

Credit Decisioning and Scoring Process, page 92

28.	We note that your disclosure includes only a general summary of your grading system and underwriting criteria. Revise to include a section describing the following information in more detail:

a. the borrower requirements under the standard program loans;

b. the LC Score and Base Risk Grade assigned to each borrower;

c. how borrower information is verified;

d. the sub-grades for the loans and the interest rates assigned to each, including the reduction for your service charge; and

e. the credit history information for each borrower that will be available on your website.

In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 98.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

29.	Please describe in more detail the criteria that are considered when determining a loan grade. While we understand that the specific algorithm that you use is complex, you should discuss the various attributes that are taken into account and the general weight assigned to each.

In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 98.

Compensation-Setting Process, page 110

30.	Please explain why the compensation peer group does not include Prosper Marketplace and Funding Circle, the two companies you refer to as your competitors on page 95.

We advise the Staff on behalf of the Company that Funding Circle Limited was not included in its peer group of companies because it is not a U.S. public reporting company and therefore, there is no publicly-available information regarding its compensation. While Prosper Marketplace, Inc. files periodic reports with the Commission, the Company believes that it does not provide compensation-related information with sufficient depth or context for the Company to meaningfully consider its compensation practices or include it in its compensation peer group. For example, Prosper Marketplace has a limited number of executive officers and does not offer a non-equity incentive plan, whereas the Company has a number of executive officers serving in positions that do not exist at Prosper Marketplace and the Company offers a non-equity incentive plan as a key part of its total executive officer compensation.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-65

31.	We note your disclosure of pro forma financial information related to your recent acquisition of Springstone Financial, LLC. We also note your separate presentation of pro forma financial information beginning on page F-4 related to the expected conversion of all the outstanding shares of convertible preferred stock immediately prior to the closing of a qualifying initial public offering. Please revise your pro forma financial information beginning on page F-65 to present on a disaggregated basis both the acquisition of Springstone Financial, LLC and the conversion of all of the outstanding shares of convertible preferred stock. Please also revise to include tabular disclosure that clearly shows the calculation of pro forma earnings per share (EPS) for each period presented and that clearly presents all of the adjustments to compute the numerator and the denominator of pro forma EPS. Refer to Rule 11-02 of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-65, F-66, F-67, F-70, F-71 and F-72.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

32.	As a related matter, please revise your Summary Consolidated Financial and Other Data on pages 9 – 10 and 43 – 44 to provide footnote disclosure related to your pro forma net income (loss) per share presentation that refers a reader to your unaudited pro forma financial information beginning on page F-65 which includes both the acquisition of Springstone Financial, LLC and the conversion of all outstanding shares of convertible preferred stock.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 12 and 47.

Note 4. Fair Value of Financial Instruments Measured at Fair Value, page F-17

33.	Please revise your filing to disclose the weighted average of the unobservable inputs for your Level 3 assets and liabilities within your tabular presentation on page F-20. Refer to ASC 820-10-55-103 for example disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page F-20.

Exhibits

34.	Please include forms of all agreements used in connection with the various investment channels.

In response to the Staff’s comment, the Company has filed all forms of agreements for the various investment channels as exhibits to the Amendment.

Form 10-K/A for the Year Ended December 31, 2013

General

35.	We note your response to comment 5 of our letter dated August 15, 2014. Based on the information you have provided, we are unable to concur with your view that the private issuances and the public offering of the Notes should not be integrated pursuant to Release No. 33-8828. It appears there is one offering that includes sales both to institutions and to retail investors. Please either provide further analysis as to why you have an exemption from registration for the private placements, or include in the Registration Statement on Form S-1:

a. a section in Risk Factors stating that the offerings should be integrated;

b. a recent developments section describing the same; and

c. consider whether you need to conduct a rescission offer and account for the proceeds of the intended private placement as a contingent liability on your balance sheet.

The response to this Comment 35 is set forth on Appendix A hereto.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

36.	We note your response to comment 9 of our letter dated August 15, 2014. It appears that, by filing 424s for all the Notes listed on your platform, you have offered Notes in excess of the amount that you had registered under the shelf registration statement in a manner that is inconsistent with Section 5. Please explain how you will remedy this issue going forward to ensure that you are only offering securities that have been registered. We may have further comment.

We advise the Staff on behalf of the Company that on August 25, 2014, the Company, which qualifies as well-known seasoned issuer (as defined in Rule 405 of the Securities Act) with respect to the issuance of its member payment dependent notes (“Notes”), filed an automatic shelf registration statement on Form S-3 (Registration Statement No. 333-198323) registering an indeterminate amount of its Notes. On August 29, 2014, the Company filed a prospectus supplement under Rule 424(b)(2) solely to reflect the advance payment of registration fees with respect to Notes having an aggregate maximum offering price of up to $3,000,000,000. When the Company has offered the full $3,000,000,000 principal amount of Notes, it will file a prospectus supplement and reflect the payment of fees with respect to an additional principal amount of Notes.

The Company will track both the principal amount of Notes offered and the principal amount of Notes issued in the future to ensure that an appropriate principal amount of Notes has been registered and that it pays the appropriate amount of registration fees.

Item 11. Executive Compensation

37.	Please file an amended 10-K/A that sets forth the complete text of each item as amended. Refer to Exchange Act Rule 12b-15.

In response to the Staff’s comment, the Company has included the complete text of each item, as amended, with the Form 10-K Amendment.

* * * * * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans, at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Renaud Laplanche, Chief Executive Officer
Carrie Dolan, Chief Financial Officer
Jason Altieri, General Counsel and Compliance Officer
LendingClub Corporation

Cynthia C. Hess, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Kurt J. Berney, Esq.
Eric C. Sibbitt, Esq.
O’Melveny & Myers LLP

Christopher Herrmann
Deloitte & Touche LLP

Attachment: Appendix A

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

APPENDIX A

35.	We note your response to comment 5 of our letter dated August 15, 2014. Based on the information you have provided, we are unable to concur with your view that the private issuances and the public offering of the Notes should not be integrated pursuant to Release No. 33-8828. It appears there is one offering that includes sales both to institutions and to retail investors. Please either provide further analysis as to why you have an exemption from registration for the private placements, or include in the Registration Statement on Form S-1:

a. a section in Risk Factors stating that the offerings should be integrated;

b. a recent developments section describing the same; and

c. consider whether you need to conduct a rescission offer and account for the proceeds of the intended private placement as a contingent liability on your balance sheet.

We respectfully submit that the private issuances of trust certificates (the “Certificates”) and the limited partnership interests (the “Interests”) should not be integrated with the public offering of the notes (the “Notes”) because the Company had a substantive, pre-existing relationship with each private investor prior to any offers or sales to those private investors and no private investor was solicited by means of the registration statement for the Notes or through the marketing of the public offering of the Notes. Based on the Commission’s interpretive guidance in Release No. 33-8828 (August 3, 2007) (“Release 33-8828”), the filing of the registration statement for the Notes does not prevent the valid, concurrent private offerings of the Certificates and the Interests. Specifically, given the existing relationships with private investors and the means by which those investors have come to participate in the private offerings, we believe that the private placements of the Certificates and Interests are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Securities Act Section 4(a)(2). In each case, the prospective investors in the private offerings of the Certificates and Interests have become interested in such private offering through some means other than the registration statement for the Notes that did not involve a general solicitation and otherwise met all of the requirements for completing the private placement as not involving a public offering in accordance with Securities Act Section 4(a)(2).

Background regarding the Notes, the Certificates and the Interests

The Notes are the member payment dependent securities issued by the Company pursuant to a registration statement on file with the Commission. Each Note entitles an investor to cash flows from borrower principal and interest payments made on the specific loan underlying the Note. The Notes are issued in a series, with each series of Notes related to one corresponding member loan. The Company’s website facilitates investment in Notes by designating an amount of a loan to which a given Note will correspond. The Company’s website is the exclusive means by which an investor may invest in the Notes through the Company. The website does not mention or describe the Certificates or Interests in any way (other than the references to such securities in the Company’s periodic reports that are required to be posted on the Company’s website and in the Registration Statement on Form S-1 relating to the Company’s initial public offering of its common stock, as described below), neither security is offered or sold through the website, and there is no mechanism by which an interested party could express an interest in investing in the Certificates or Interests through the website. Investors in the Notes generally are retail investors interested in investing in a self-directed manner. The average investment amount for Note accounts is approximately $20,000.

The Certificates are global master trust certificates issued by LC Trust I (the “Trust”), a Delaware statutory business trust in which the Company has only a minor, residual economic interest. The Trust is a bankruptcy remote entity with an independent board and a business purpose that is separate and distinct from the Company’s business purpose. The Trust acquires interests in loans (or portions thereof) from the Company pursuant to a purchase agreement. Each investor in the Trust acquires a Certificate that provides the investor with cash flows received by the Trust on specified underlying loans. Substantially all of the Certificate holders invest through managed accounts with an investment advisor. These accounts may be managed by LC Advisors, LLC (“LCA”), an SEC-registered investment advisor and a wholly-owned subsidiary of the Company, or by third-party advisors unaffiliated with LCA or the Company. All investors in the Certificates are accredited investors or qualified purchasers.

Each Interest represents a limited partnership interest in a specified fund. Currently, there are six (6) funds, which represent three (3) different passive investment strategies—conservative, broad-based and high-yield. LCA is the general partner of each fund and each fund is a Certificate holder. Each Interest entitles an investor to its pro rata share of income or losses received by the fund with respect to member loans underlying the Certificate. All investors in the Interests are accredited investors or qualified purchasers. Excluding the investments that the funds themselves make in the Certificates, average investment amount for Certificate and Interest accounts is approximately $6.7 million.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

As described in a prior comment response letter, the Notes are issued by the Company, whereas the Certificates are issued by the Trust which, as noted above, is a bankruptcy remote entity with a board and a business purpose that is separate and distinct from the Company’s board and business purpose. In addition, the Interests represent interests in funds separate and apart from the Company. In order to determine that the public offerings of the Notes and the private offerings of Certificates and Interests should be integrated, the analysis would have to disregard the separate legal existence of the Trust and the funds, which we believe would be inappropriate based on the facts described herein.

Information about the Certificates and the Interests is included in the Form ADV and the Form 10-K that LCA and the Company, respectively, file with the Commission. Disclosure regarding the Certificates and the Interests was included in the Company’s Form 10-K in response to comments received from the Staff.

Commission guidance indicates that the filing of a registration statement does not preclude a company from conducting a valid, concurrent private offering, whether it is commenced before or after the filing of the registration statement.

In Release 33-8828, the Commission stated (emphasis added):

Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. … [C]ompanies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. ….if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.

As noted in our prior comment letter response, in Question 139.25 of its Securities Act Compliance and Disclosure Interpretations (the “CDI”), the Staff has specifically advised that “in the specific situation of concurrent public and private offerings, only the guidance set forth in [Securities Act Release No. 8828] applies.” (emphasis added) The CDI also included, in relevant part, the following:

Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

In summary, based on this Commission and Staff guidance, the determination as to whether the Company could have a valid private offering of the Certificates and Interests under Section 4(a)(2) while conducting a concurrent public offering of the Notes depends on the following: a determination that the investors in the private offerings of Certificates and Interests became interested in the private offerings through some means other than the registration statement for the Notes, such as a substantive pre-existing relationship between the investors and the Company or through direct contact by the Company or its agents outside of the public offering effort for the Notes.

Investors in the Certificates and the Interests became interested in the private offerings through substantive, pre-existing relationships with the Company and LCA and not through the registration statement or public offering marketing efforts for the Notes.

Relationships with Broker-dealers, Registered Investment Advisers and Wealth-Managers

The Company and LCA have a dedicated institutional investor group of professionals who maintain relationships with broker-dealers, investment advisors, wealth managers and hedge funds. Through these relationships, LCA has been introduced to and been able to develop and maintain relationships with a substantial number of private investors, all of whom are either qualified purchasers or accredited investors. LCA has also developed relationships with individuals referred to it by the officers and directors of the Company or LCA, as well as by investors in the funds.

As of October 1, 2014, there were approximately 1257 total investment accounts for the Certificates and the Interests. Of this number, approximately 988 accounts, or approximately 78%, were opened as a result of substantive, pre-existing relationships that LCA developed through (i) existing, long-standing relationships with broker-dealers, investment advisors, wealth managers, hedge funds and other institutions; (ii) officers, directors and employees of the Company or LCA; or (iii) investors in the Company or LCA. In all cases, the prospective investors came to the Company and LCA not as a result of the registration statement for the Notes or because of the marketing effort for the Notes, but rather, because of the substantive, pre-existing relationship that the prospective investor had with the Company or LCA.

Other Substantive Pre-existing Relationship and Direct Contact By the Company or its Agents Outside of the Public Offering Effort

As stated in our prior response letter, the Company devotes significant resources to promoting its brand, and there is significant general interest in its innovative business model. The Company has been featured in numerous publications and other media describing our marketplace model and the opportunity it affords both borrowers and investors. As a result, we enjoy significant, unsolicited investor interest in ways to invest with us outside of the Notes offering. Incoming investor phone calls typically come in through the telephone number available on our website and are then routed to the investor services team. This highly trained team includes dual employees of the Company and LCA, and they have a detailed process for managing unsolicited, inbound investor calls.

When an unsolicited investor phone call is received, an investor services representative (the “representative”) will answer any questions that the caller (the “potential investor”) has about the Company. If the potential investor asks about investment options, the representative first determines whether the caller is an accredited investor. The representative will also explain that for a natural person to be considered an accredited investor (an “AI”) he or she would have to have income exceeding $200K in each of the two most recent years (or joint income with a spouse of $300K for those years) and a reasonable expectation of the same income level in the current year. If the potential investor indicates that he or she is an AI, the representative will then ask whether the potential investor is a qualified purchaser (a “QP”) and explain that for a natural person this means he or she owns not less than $5 million in investments. If the potential investor is neither an AI nor a QP, the representative informs the potential investor that he or she can obtain more information about the Company’s business on its website, and the call is ended with no discussion of the private offerings If the potential investor asserts that he or she is either an AI or QP, the representative informs the potential investor that for the remainder of the call he or she will be speaking as an employee of LCA, the SEC-registered investment advisor, and not the Company, and that he or she will be generally describing the products available through LCA – the Interests and, when applicable, the Certificates.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2014

Speaking as an employee of LCA, the representative discusses with the caller their investment goals and objectives, and experience in alternative investment platforms. The representative does not discuss any specific investment opportunities in the Certificates or the Interests during this initial call. At the conclusion of the call, if the potential investor expresses an interest in receiving additional information, the representative will send the potential investor a presentation that describes investment opportunities in the Interests generally, without highlighting any particular offering of Certificates or Interests. The representative will also schedule a follow-up call to discuss the materials presented. Generally, this subsequent conversation will occur a week or more after the initial inbound call. During the follow-up conversation, the representative will obtain additional information about the potential investor’s investment objectives, including information about time horizons, liquidity needs, and how any potential investment would fit with respect to other aspects of the potential investor’s investment portfolio. Only after this conversation does the representative discuss specific opportunities to invest in the Interests. If the potential investor is interested in following through with the investment opportunity, the representative sends to the potential investor all necessary investment documents, including the subscription agreement, investor questionnaire and a private placement memorandum. In these materials, the potential investor is required to confirm his AI or QP status, that he understands the lack of liquidity of the Interests, that the sale is a transaction exempt from registration under the Securities Act, and that LCA is relying upon the representations and warranties of the potential investor to satisfy any exemption claims. In order to participate in the private offering, the potential investor must also confirm that he or she did not learn about the opportunity to invest in the Interests through a general solicitation, including the registration statement for the offer and sale of the Notes.

In these conversations, the representative generally does not describe opportunities to invest in the Certificates. As noted above, investors in the Certificates generally invest through a registered investment advisor and are introduced to the Company or LCA through its relationships with such advisors. See “Relationships with Broker-Dealers, Investment Advisors and Wealth Managers” above. However, if a potential investor indicates that the funds’ passive investment strategies will not meet their investment objectives, the representative will present the option of investing directly in the Certificates through LCA. In such case, the representative will send the potential investor all necessary investment documents, including the LCA investment advisory agreement, the investor questionnaire and a private placement memorandum. As with respect to the Interests, in these materials, the potential investor is required to confirm the potential investor’s AI or QP status, that the potential investor understands the lack of liquidity of the Certificates, that the sale is a transaction exempt from registration under the Securities Act, and that LCA is relying upon the representations and warranties of the potential investor to satisfy any exemption claims. The potential investor must also confirm that he or she did not learn about the opportunity to invest in the Certificates through a general solicitation, including the registration statement for the offer and sale of the Notes.

Typically, it takes a potential investor approximately one month to complete and return the investor documents. Once the documents have been returned, the representative will inform the potential investor about the potential timing of the investment. Due to substantial investor interest, LCA typically is not able to accept investments in the Interests or the Certificates for two to three months after all documents have been completed and submitted by potential investors. Further, Interests in the funds may only be purchased on the first day of the calendar month. Finally, by the time this process has been completed, any loan assets that a potential investor may have seen on our website would not be available for investment given the limited time (generally 14 days or less) that such assets are available.1

Prior staff no-action letters have provided that a substantive pre-existing relationship may be established in situations where, as here, there is a significant investor qualification process that is limited to AIs and QPs and a meaningful waiting period between the initial investor contact and the time of investment. Further, as noted in Release 33-8828, a valid private placement may occur where an investor became interested in the private offering not through the registration statement but, rather, through “direct contact by the company or its agents outside of the public offering effort.” We believe that the two to three month investor qualification process allows LCA to develop substantive, pre-existing relationships with investors. Further, investor interest in the Interests and the Certificates is developed as a result of direct contact with the Company outside of the public offering for the Notes. The remaining approximately 269 private accounts were opened as a result of relationships developed in this manner.

Given the facts and circumstances described above which demonstrate that the investors in the Certificates and the Interests became interested in investing in those securities as a result of substantial, pre-existing relationships, or through direct contact with LCA as described above, and not as a result of the registration statement for the Notes offering or through the public offering marketing efforts with respect to the Notes, we believe that the offerings of the Certificates and the Interests were valid, concurrent private offerings under Section 4(a)(2) that should not be integrated with the concurrent public offerings of the Notes.

[1]	In addition, the Company believes that the filing with the SEC of the prospectus supplements for Notes similarly would not result in developing investor interest in a particular loan asset that might be related to a Certificate or an Interest because of this qualification process.